The Fifth Third Structured Large Cap Fund (the SLCP Fund) may sell securities short as part of its investment strategy. Prior to September 19, 2009, Lehman Brothers, Inc. ("LBI") served as the exclusive prime broker for the Fund's short sales. Due to severe financial difficulties, LBI's business is currently being liquidated under the Securities Investor Protection Act. The trustee for the liquidation proceedings (the Liquidation Trustee) has taken a position with respect to the valuation date for the SLCP Fund's short positions which Fund management believes to be incorrect and materially disadvantageous to the SLCP Fund. A partial settlement of this dispute with the Liquidation Trustee was reached on March 13, 2009. Under the partial settlement, the SLCP Fund established an escrow account at the SLCP
Funds custodian bank with respect to the amount in dispute ($18,179,102.19) (the Disputed Amount). Subsequently, the
SLCP Fund filed a motion for summary judgment with the U.S Bankruptcy Court for the Southern District of New York
(the Court) seeking an order that the SLCP Fund is entitled to the Disputed Amount and the Liquidation Trustee filed a motion to strike the SLCP Fund's summary judgment motion and to uphold the Liquidation Trustee's determination that the SLCP Fund is not entitled to the Disputed Amount.

On June 1, 2010, the Court granted the Liquidation Trustee's motion to uphold the Liquidation Trustee's determination regarding the Disputed Amount and expunged the SLCP Fund's objection to that determination. On June 28, 2010, the SLCP
Fund filed a notice of appeal. It is unclear whether the SLCP Fund will obtain a favorable outcome with respect to this matter.

Given the above circumstances, the SLCP Fund's per-share net asset value continues to reflect a negative outcome.